082-03277



9 October 2009

SUPPL

Tesco PLC

Dividend Timetable

The timetable in respect of the 2009/10 Tesco interim dividend of 3.89pence per ordinary share is as follows:

Ex-dividend date	14 October 2009
Record date	16 October 2009
Payment date	24 December 2009

Investors should disregard the dividend timetable set out in RNS2888A which contained an error.

Contacts:

Investor Relations:	Steve Webb	01992 644800
	Mark George	01992 806149



dly 10/22